

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

June 7, 2006

**Via U.S. Mail and Fax**
Mr. Keith Taylor
Chief Financial Officer
Equinix, Inc.
301 Velocity Way
Fifth Floor
Foster City, CA  94404

>       Re:    **Equinix, Inc.**
>              **Form 10-K for Fiscal Year Ended December 31, 2005**
>              **Filed March 16, 2006**
>
>              **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
>              **File No. 0-31293**

Dear Mr. Taylor:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,


                                        \s\ Larry Spirgel
                                        Assistant Director